                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  FORM 10-SB/A

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                  OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
                     OR 12(g) OF THE SECURITIES ACT OF 1934


                               THE HATHAWAY CORP.

--------------------------------------------------------------------------------
                 (Name of Small Business Issuer in its Charter)


         Nevada                                    11-3499197
 ------------------------                 ---------------------------------
 (State of Incorporation)                 (IRS Employer Identification No.)



        c/o Maureen Abato, Esq., 2732 East 21st Street, Brooklyn, NY 11235
--------------------------------------------------------------------------------
                    (Address of Principal Executive Offices)

                                 (718) 769-4021
--------------------------------------------------------------------------------

                           (Issuer's Telephone Number)

Securities to be registered under Section 12(b) of the Act:

None


Securities to be registered under Section 12(g) of the Act:

         Title of Each Class                  Name of Each Eschange on Which
         to be so Registered                  Each Class is to be Registered
         -------------------               ---------------------------------

Shares of Common Stock, par value $.001                  OTC Bulletin Board
---------------------------------------            ----------------------------



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                                     PART I

Item 1.  Description of Business.

       The Company was incorporated under the laws of the state of Nevada on July 9, 1998 and was inactive until approximately June of 1999, when its current business plan was developed.

       The Company is engaged in the handyman business and expects to perform services both indoor and outdoor, including the following:

       -      Interior and exterior house painting

       -      Minor roof repair, re-tarring, and re-shingling

       -      Furniture assembly and moving of furniture

       -      Carpentry

       -      Construction of dog houses

       -      Installation of hand rails, grab bars, railings

       -      Construction of shelves

       -      Expansion, reorganization of closets

       -      Home repairs

       -      Repairs to aluminum siding

       -      Hanging of paintings, plaques and mirrors

       -      Construction of bookcases

       -      Garage repair and cleaning

       -      Installation of shades, blinds and shutters

       -      Wall panelling

       The above list is not all-inclusive; the Company will also consider other jobs as needed.

       The Company believes that as a handyman business it is not required to obtain any govermental approvals or licenses. It does not intend to accept any business which would require it to be licensed. The Company is also not bonded and does not intend to take on any business which would require it to be bonded, nor does it intend to purchase any liability insurance. The lack of governmental authorization, insurance and bonding should be considered a risk factor. For any raw materials which it is required to purchase, the Company intends to rely on several key suppliers, including East Flatbush Lumber, Doody's home supplies, and Sears store and Pergament store for tools.

       During the months of October and November, the Company advertised its services as "Hathaway Handymen" in ads placed in nine local Brooklyn newspapers. The Company received numerous telephone calls in resonse to the advertisements and earned approximately $310 in fees for services rendered during October. The Company expects to run such ads again and will consider expanding its advertising to include other newspapers, including those with larger circulations, both in Brooklyn and perhaps in other boroughs of New York City. The Company


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believes that while there are numerous competing handymen in these areas, most are small and not fully advertised. The Company has allocated a sizable portion of its current assets toward additional advertising.

       The Company is filing this Form 10-SB voluntarily because it wishes to qualify to have its securities traded on the Electronic Bulletin Board of the NASD. North Coast Securities, Inc., an NASD-member broker-dealer, has expressed a willingness to act as marketmaker in the Company's securities and to file an application for this purpose with the NASD. As of the date of the Form 10-SB, no such application had yet been filed.

       The Company's president, Dzidedi Ofori, emigrated from Ghana and has applied for a green card authorizing his permanent residence in the United States. He has been informed by the Immigration and Naturalization Service that his application for a green card has been approved and he should expect to receive his green card by the end of May, 2000. In the meantime Mr. Ofori intends to continue to renew his work visa periodically as necessary until such time as his green card is received.

       The Company believes there is a good potential market for its services. Currently, there are many advertised home construction and renovation companies, but their prices are often out of reach of many customers who need smaller jobs performed. And most of the companies currently advertising handyman services, at least in the Brooklyn area where the Company initially intends to concentrate its efforts, are one-man operations without a great deal of experience. The Company's officers have extensive experience in home construction and renovation and in the types of handyman services it is currently offering to the public.

       The Company has no formal day-to-day operations. Each of the two officers is presently employed in the construction business, and all jobs received will be scheduled for evenings and weekends, except that the Company's secretary, Robert Capezzano, owns his own business and is thus free to choose to perform some services for the Company during regular work hours. Each of the officers has his own car for transportation to and from jobsites, and each has a collection of tools, including tools recently purchased using a total of $1,000 from the proceeds of the Company's stock offering. The Company is using as its home base the office of its counsel, Maureen Abato, Esq., who has agreed to provide administrative services and certain office services for the Company without compensation. These include the use of fax, telephone and copier and office supplies, and acting as the Company's telephone receptionist for people calling to order the Company's services.

       The Company's secretary-treasurer, Robert Capezzano, owns a construction and contracting business and intends to continue to operate such business indefinitely. The Company does not believe there will be competition for jobs, as the jobs which the Company intends to take on are those which are deemed too small for Capezzano Construction. Should a conflict arise between whether Capezzano Construction will accept an assignment or whether it will go to the Company, the Company's management has decided that any work which requires a license,



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bonding or liability insurance will be handled by Capezzano Construction. The
Company will only take on such jobs which do not require licensing or bonding. Any jobs which are received from ads placed on behalf of the Company will be directed to the Company, and not to Capezzano Construction. Only if a job proves to be too complicated, or if it requires licensing or bonding, will the Company consider referring the job instead to Capezzano Construction.

       Advertisements listing the types of services which the Company can provide at reasonable rates have recently appeared in the following newspapers:

       -      Bay News
       -      Flatbush Life
       -      Carroll Gardens Courier
       -      Brooklyn Graphics
       -      Park Slope Courier
       -      Brooklyn Heights Courier
       -      Canarsie Digest
       -      Bay Ridge Courier
       -      Kings Courier

As of the date of filing the Form 10 Amendment, approximately forty calls had been received in response to the Company's advertisements, and during October the Company earned approximately $310, which Mr. Ofori was allowed to keep as additional salary. The Company anticipates placing the advertisement for at least another six-week period.

       The Company's current activities are limited to the placing of advertisements; discussion among the officers as to pricing of services and additional potential sources of marketing; and the purchase of tools for use in connection with the Company's business. During October the Company completed four jobs which were received in response to its advertisements, for a total income of $310, which Mr. Ofori was allowed to keep as additional salary.

       A major material risk associated with the Company's business is that its advertising and marketing efforts will prove insufficient to generate business. There is no guarantee that the Company will receive sufficient business or achieve sufficient revenues to fulfill its business plan and build a business.

       The Company can be said to have commenced operations, since it has placed advertisements for its services and earned $310 during October for its services.

       The Company may find it necessary to raise additional funds if its revenues are inadequate to meet the expenses of being a reporting company. No sources of funding have yet been identified. Management is contemplating conducting a second offering of securities pursuant to an SB-2 registration statement. It is highly likely that the Company will need additional funding within the next year, due to the accounting and filing expenses associated with its filing



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obligations as a public company. There is no guarantee that the Company's present shareholders will be willing to invest additional funds or that the Company would be able to locate an underwriter willing to underwrite a securities offering, or that such an offering would be successful if commenced.

       In the event the Company is unable to conduct its proposed business, and should it be unable to raise additional funding, it is likely that it would become what is known as a "shell" company, or a company which has failed at its proposed business plan but continues to exist as a public entity. The Company has no plans to liquidate if it fails to receive sufficient funding or otherwise fails at its proposed business. Instead, the Company would in all probability seek to merge with or acquire another presently unidentified business, and the Company's officers believe that in such event, they would give substantially higher consideration and priority to companies which have already commenced operations. No assurance can be given that the Company would be able to locate and identify a suitable candidate for such merger or acquisition transaction.

       During the next twelve months, the Company intends to continue to keep its overhead low but will incur expenses simply by virtue of being a public company, including legal and accounting fees for the preparation and filing of periodic reports, and the costs of filing such reports via EDGAR with the SEC. Such fees can be estimated at approximately five thousand dollars ($5,000) during the next year. The Company's cash currently on hand may be sufficient but if not, and if insufficient business is achieved through its advertisements, a second offering of securities might be necessary, with all of the attendant risks. Among the risks are the fact that the issuance of a sizable number of additional shares of the Company's common stock would make the Company a less attractive entity for merger or acquisition, in the event it should eventually fail at its business plan and become a "shell" company.


Item 2.  Management's Discussion and Analysis or Plan of Operation.

       During the next twelve months the Company has no plans to purchase additional equipment or make any changes in the number of its employees.

       The Company has utilized a portion of the net proceeds from its offering of securities toward the purchase of tools to be utilized by the officers in the performance of their duties on behalf of the Company. A small portion of the net proceeds from the securities offering were utilized for advertising, and additional amounts have been allocated toward additional advertising. The Company's officers also have other marketing ideas, including the placement of its business cards in display cases with local merchants such as the Seaport Diner and other restaurants, cafes, diners, and other establishments in Brooklyn. Another idea which management is currently considering is the printing of flyers and their distribution in certain neighborhoods of Brooklyn. The costs of the flyer printing project are currently being investigated and would be expected to include printing costs, xeroxing costs, and perhaps the cost of hiring individuals, or a professional distribution company, to distribute the flyers. Leaflets may also be printed and left with merchants



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and on automobiles in targeted neighborhoods. Additional advertising is expected to be placed in The Brooklyn Skyline, and other newspapers currently being considered are The New York Post, The Daily News and The Tablet (a religious weekly newspaper produced by the Catholic Diocese).

       To the extent that insufficient revenues are generated to fund the Company's continuing expenses as a public company, Management believes that it may be necessary to conduct a second offering of securities to supplement existing funds. Investors should note that conducting an initial public offering for a company without financial background or operating history would make the offering very difficult to conduct, and might require investors to invest funds in an untried company without an operating history. There is no guarantee that a public offering under those circumstances would be successful.

       The Company intends to continue to voluntarily file periodic reports in the event its obligation to do so is suspended under the Exchange Act. However, the Company will only be able to continue to file such reports to the extent it has sufficient funds to pay the associated costs including legal, accounting and printing/filing expenses. Should the occasion arise where the Company were to find itself with inadequate financial resources to continue to meet its filing obligations under the Exchange Act, it would either become a "shell" company seeking to merge with or acquire another company, or it would deregister its securities in accordance with the Exchange Act.

       The Company presently has no formal day-to-day operations. The Company's officers spend a small amount of time in conferring about potential marketing methods and about the purchase of tools and potential pricing for services. The amount of time currently being spent by each officer is less than five percent (5%). During October the Company also performed four handyman jobs, earning $310 which its president, Mr. Ofori, was permitted to keep as additional compensation. Mr. Ofori has expressed willingness to perform work for the Company on evenings and weekends, and Mr. Capezzano (the Company's secretary-treasurer) is willing to perform work for the Company on weekends. It can be expected that at no time will the officers devote more than approximately fifteen to twenty percent of their time to the Company's affairs.

       The Company's officers do not know of any particular consultants or advisers who might be retained by the Company. In the event it becomes necessary or advisable to retain the services of additional workers, the officers will consider whether the proposed candidate has sufficient experience in the particular area of performance. The Company is not presently contemplating the retention of any consultants or additional workers.

       The Company is not a party to any preliminary agreement or understanding with regard to the hiring of any consultants, and the Company will not pay any consulting fees to its officers or to principal shareholders. In the event the Company becomes a "shell" company and seeks to locate and identify potential merger or acquisition candidates, no consulting fees will be paid either to the officers or to principal shareholders, and no finders' fees will be paid to any of such



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persons in connection with the identification of potential candidates for business recombination.

       At the present time the Company is not a party to any preliminary agreement or understanding with respect to any loan agreement involving its officers, directors or affiliates or any lending institutions. The Company does not intend to make any loans to any affiliated person, and the officers are unaware of any circumstances which could operate to change this position against the making of loans.

       The Company is not a party to any plan, proposal, arrangement or understanding with respect to the sale or issuance of additional securities in the near future. Further, none of the company's officers, directors, promoters, their affiliates or associates have had any preliminary contact or discussion with any representatives of the owners of any business or company regarding the possibility of acquisition or merger transactions, and there are no present plans, proposals, arrangements or understandings in such regard with any such representatives.

       In the event the Company should become a "shell" company, interested in consummating a merger or acquisition transaction with another entity, the Company will endeavor to obtain complete disclosure documentation, including audited financial statements, concerning a target company and its business, and to provide the Company's shareholders with such disclosure on a voluntary basis. However, should the Company find itself in a position where it is contemplating a merger or acquisition with a particular business which, in the opinion of the Company's management, is a viable candidate with significant business prospects, the inability of the target company to produce audited financial statements prior to the consummation of a merger or acquisition will not, in and of itself, serve to prevent the transaction, provided that the target company undertakes, in the definitive merger or acquisition contract, to obtain audited financial statements in the near future following the transaction, and to make all necessary periodic SEC filings. The Company does not intend to consider, for merger or acquisition candidates, any company which does not have an operating history.

       The Company has no intention of borrowing funds and using the proceeds therefrom to make payments to the Company's promoters, management or their affiliates or associates. The only exception might be the payment of legal fees to the Company's counsel, who is also a principal shareholder, for legal services in connection with a second offering of securities and/or the preparation and filing of periodic reports on the Company's behalf. The Company's counsel has agreed not to charge the Company any legal fees for the preparation of quarterly reports for a period of nine moths after the Form 10 becomes effective; however, accounting costs and filing fees will still be incurred.

       The Company is not a party to any arrangement, agreement or understanding between non-management shareholders and management, under which non-management shareholders may directly or indirectly participate in or influence the management of the Company's affairs. The Company's affairs are management by, and will continue to be managed by, its board of directors, acting as a body and without the influence of other parties. All shareholders are free to exercise



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their vote either for or against the current members of the Board of Directors, and it is therefore impossible to say whether or not non-management shareholders will continue to elect the current directors to the Company's board.

       In the event the Company should fail at its proposed business, as discussed elsewhere herein, it is likely that it would then become a "shell" company hoping to merge with or acquire another business. The present officers and directors have agreed that the policy of the Company with regard to potential candidates for merger or acquisition is that merger or acquisition will not be considered if any of the Company's promoters, managment or their affiliates or associates has a direct or indirect ownership interest in the target candidate. Management believes this is the best policy, as it eliminates potential conflicts of interest, non-arm's length transactions, and the question of pecuniary benefit in the form of a windfall to related parties. Management is presently unaware of any circumstances under which this policy, through their own initiative, might be changed.

       The Company believes it has sufficient cash on hand to meet its minimum obligations only for a period of approximately ten months. Unless sufficient revenues are received during that time, it will in all likelihood have to raise additional funds. The only source of potential funding which has yet been contemplated by management is the possibility of conducting a second securities offering, either to the public or targeted to the present shareholders. There is no guarantee that the existing shareholders would be willing to invest further funds in the Company's business, or that other shareholders could be persuaded to invest their money in the Company, particularly given its lack of activity and failure to generate significant revenues to date. Therefore, it must be said the Company's prospects for raising additional funds are not strong, and that there is a substantial risk that the Company may be unable to generate additional funds and could become a "shell" company.

Item 3.  Description of Property.

       The Company owns no properties and is utilizing space in the office of its counsel, who is also a principal shareholder, located at 2732 East 21st Street, Brooklyn, NY 11235, consisting mainly of a mailing address, phone service, and fax and copier services, at no charge, and this arrangement is intended to continue for the foreseeable future or until the Company has sufficient funds to lease its own space.

Item 4.  Security Ownership of Certain Beneficial Owners and Management.

       The following table sets forth certain information with respect to the beneficial ownership of the Company's common stock owned by (i) each person known to own beneficially more than 5% of the outstanding shares; (ii) each director of the Company, and (iii) all directors and executive officers of the Company, as a group. The numbers shown are accurate as of the date of the Form 10-SB:



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
Name and address             Number of           Percentage Ownership
of Beneficial Owner          Shares Owned        --------------------
-------------------          ------------

Dzidedi Ofori
590 Flatbush Avenue #4H
Brooklyn, NY 11225           435,000                  43%

Robert Capezzano
6911 Avenue Y
Brooklyn, NY 11234           415,000                  41%

Maureen Abato
2732 East 21st Street
Brooklyn, NY 11235           150,000                  15%

All officers and directors
as a group (two persons)     850,000                  84%

Item 5.  Executive Officers, Promoters and Control Persons.

       All current officers and directors assumed their offices on the date of incorporation, even though the Company was inactive until recently.

       All directors of the Company hold office until the next annual meeting of the shareholders or until their successors are elected and have qualified. Officers hold office until their successors are appointed, subject to the earlier removal by the Board of Directors, or resignation. Directors are not compensated for acting in such capacity nor for attending meetings of the Board of Directors.

Directors and Executive Officers         Age                          Positions Held
--------------------------------         ---                          --------------

Dzidedi Ofori
590 Flatbush Avenue #4H
Brooklyn, NY 11225                       38                           President, director

Robert Capezzano
6911 Avenue Y
Brooklyn, NY 11234                       52                           Secretary, treasurer, director


       DZIDEDI OFORI, the Company's president and a director, emigrated from Ghana, Africa in 1998, originally on a one-year work visa which has been renewed for a second year. Mr. Ofori has applied for a green card and was advised by the Immigration and Naturalization Service that



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such application was approved and that his green card is on its way to him, although it has not yet been received. Mr. Ofori attended the National Training Institute in Ghana, where he completed Grade One and Grade Two levels, equivalent to a college degree. In Accra, Ghana, Mr. Ofori worked for UNA Agencies, an interior design firm, from September 1989 through February 1998, where he was responsible for estimating the size and scope of contracts and for supervising a crew of eight in the implementation of contracts. Since September, 1998, Mr. Ofori has been in the employ of Gallo Construction with main offices located in Lyncroft, New Jersey. He works as a carpenter and has also, in the past, offered his services on the weekends as a self-employed handyman.

       ROBERT CAPEZZANO, the Company's secretary-treasurer and a director, has owned Capezzano Construction Corp., located in Brooklyn, New York, since 1978. Capezzano Construction is a licensed contracting comany and since its inception has specialized in home renovation and remodelling, construction, demolition, aluminum siding, roof repair and retarring, and related areas. Mr. Capezzano graduated from Grady High School and was privately schooled with the Long Island RailRoad. Mr. Capezzano supervises crews of varying sizes and has complete responsibility for managing his twenty-year old business.

       MAUREEN ABATO, the Company's counsel, is not an officer or director but may be considered a promoter of the Company because of her efforts on the Company's behalf and her ownership of 150,000 shares of the Company's common stock. Ms. Abato graduated from New York University in 1980 and from Brooklyn Law School in 1984, and has been in private practice as a corporate and securities attorney in New York since 1985. She was also an owner of Metropolitan Stock Transfer Company, an SEC-registered transfer agency which ceased operations in 1990. During 1996-1997 she was also an associate at Singer, Zamansky, a securities law firm located in Manhattan. During 1989 she was a director of and counsel Medizone International, Inc., a public company engaged in research and development of medical uses of ozone. From 1991 to 1992 she was an officer, director and principal shareholder of (and counsel to) Avalon Enterprises, Inc., a "blank check" company which was later acquired by a private Oklahoma company and changed its name to Avalon Community Services. From 1991 to March, 1999, she was an officer, director and principal shareholder of (and counsel to) Bishop Equities, Inc., a "blank check" company which during March, 1999, participated in an acquisition of two private companies, Aethlon, Inc. and Hemex, Inc. From 1993 to 1997 she was an officer, director and principal shareholder of (and counsel to) Coronado Communications Corp., a public company which was later acquired by Nesko, Inc., and of Davenport Ventures, Inc. (now Royal Financial Corp.). During 1997 she was an officer and director (and principal shareholder) of The Enterprise, Inc. (now Ehealth.com), a public company. At the present time she is not an officer or director of any other companies, but it is her intention to become involved as an officer and director, and principal shareholder, of other companies and there is no restriction against her doing so. Conflicts of interest could arise, however, due to her fiduciary responsibility to the Company (as counsel and a promoter) and involvement with other businesses. Currently she is a principal shareholder of, and counsel to, Gold & Green, Inc. and Navarone, Inc., both of which companies conducted stock offerings pursuant to Rule 504 and both of which subsequently filed



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Form 10-SB's which became effective during the month of July, 1999.

Item 6.  Executive Compensation.

       On the date of incorporation, Ms. Abato, who can be considered one of the Company's promoters, was issued 1,000,000 shares of the Company's stock for her expenses on behalf of the Company during its incorporation. Because the Company would be unable to compensate its officers adequately from the funds raised in its eventual securities offering, on the date of incorporation Ms. Abato transferred to the two officers 85% of the 1,000,000 shares of stock then outstanding, to assure their participation in the Company's activities.

       Initial costs are being kept low by not having any rull-time employees. At least initially, the Company believes it will handle all handyman jobs through its own two officers, each of whom has been paid a one-time fee in the amount of $1,000. Future compensation will depend upon revenues, if any. Each of the officers was also paid $500 for the purchase of tools to be utilized in connection with the Company's business.

       The Company's two officers were each paid a one-time fee in the amount of $1,000, for services rendered and to be rendered on the Company's behalf. Additional amounts may be paid to the officers, depending upon revenues and subject to approval of the Board of Directors. An additional $500 was paid to each officer for the purchase of tools to be utilized in connection with services to be rendered to the public by the Company. The Company has no employment agreements with its officers and does not presently anticipate executing any such agreements. The officers devote only a small portion of their time to the Company's business and no limitations have been placed on the ability of the officers to engage in other business activities. This could give rise to potential conflicts of interest.

Item 7.  Certain Relationships and Related Transactions.

       As of July 9, 1998, the Company issued 1,000,000 shares to Maureen Abato (counsel to the Company) for consideration of $1,000 paid in incorporation expenses. Subsequently, also as of July 9, 1998, Ms. Abato transferred 435,000 of her shares to Dzidedi Ofori, the Company's president, and 415,000 of her shares to Robert Capezzano, the Company's secretary-treasurer. No other shares or other securities have been issued to any of these three individuals and none are expected to be issued.

       Maureen Abato, the Company's counsel, was paid $500 as a legal fee and was reimbursed for certain expenses related to the offering of the Company's securities and other corporate matters.

       The Company utilizes office space at no charge in the office of its counsel, who is also a principal shareholder, at the address provided elsewhere herein, and also utilizes office resources there, without charge. This arrangement is expected to continue for a reasonably foreseeable



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period of time, or until such time as the Company is financially able to open its own office.

       During July, 1999, the Company conducted an offering of its shares of common stock, pursuant to Regulation D, Rule 504 of the Securities Act of 1933, as amended, and in reliance upon the exemption from registration provided in Regulation D and Rule 504. A total of $15,000 in gross proceeds was raised through the sale of 15,000 shares of common stock, all of which were sold to individual shareholders.

Item 8.  Description of Securities.

       The Company is authorized to issue 25,000,000 shares of common stock, $.001 par value per share, of which 1,015,000 shares were issued and outstanding as of the date of the Form 10-SB. No other securities have been issued. Shareholders are entitled to one vote for each share held of record on each matter submitted to a vote of shareholders. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voted in the election of directors can elect all of the directors and thus effectively control the Company. Shareholders are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor, and, in the event of liquidation, dissolution or winding up of the Company's affairs, are entitled to share ratably in all assets remaining after payment of liabilities. Shareholders have no preemptive rights and have no rights to convert their shares into any other securities. All of the outstanding shares were issued as fully-paid and nonassessable.

       Pursuant to the corporate statutes of the State of Nevada, certain corporate actions may be taken without a vote of or notice to the shareholders. Such actions would include participating in a merger or acquisition transaction with another corporate entity, which would not require a vote of the shareholders.

       A total of 1,000,000 of the shares currently issued and outstanding will be eligible for sale pursuant to, and in compliance with, Rule 144 of the Securities Act of 1933, as amended, beginning in July, 1999. Rule 144 provides, in pertinent part, that a certain limited number of the Company's shares may be sold without registration, in unsolicited brokerage transactions, in reliance upon Rule 144 during any three-month period, provided that a holding period of at least one year has been satisfied. Rule 144 requires that an issuer of securities make available adequate current public information. This requirement could be deemed met if the issuer satisfies the reporting requirements of
Section 13 or 15(d) of the Securities Exchange Act of 1934 and of Rule 15(c)2-11 thereunder. After satisfaction of a two-year holding period, non-affiliates of the Company may sell restricted securities without regard to the quantity limitations and regardless of whether or not adequate public information is available. In the event that a trading market should develop for the Company's securities, as to which no assurance can be given, sales of restricted shares may have a depressive effect upon the price of shares and may adversely affect the Company's ability to raise investment capital in the future.





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


       As disclosed elsewhere herein, in July, 1999, the Company conducted an offering of its shares of common stock to the public pursuant to an exemption from registration provided by Rule 504, Regulation D of the Securities Act of 1933, as amended.


                                     PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters.

       No public market has yet been established for the Company's shares. No dividends have been paid to date and none are expected to be paid in the foreseeable future. The investors who purchased shares in the Company's Regulation, Rule 504 offering were not accredited investors.

       There are at present no plans, proposals, arrangements or understandings with any person with regard to the development of a trading market in the Company's securities, except that North Coast Securities, Inc., an NASD-member broker-dealer firm located in San Francisco, California, has expressed willingness to file an application to initiate trading on the Electronic Bulletin Board. No application has yet been filed.

       As of the date of the filing of the Form 10-SB, the Company has 19 shareholders of record. To conserve funds, and because there has been no transfer activity, the Company is currently acting as its own transfer agent and registrar.

       The existence of Rule 15(c)2-6 (the "Rule") should be noted. Promulgated under the Exchange Act, the Rule sets forth sales practice requirements for certain securities. The Rule imposes certain additional requirements on sales practices utilized by broker-dealers which may sell the Company's securities to persons other than established customers and "accredited investors." For transactions covered by the Rule, the special 'suitability determinations' for the proposed purchaser must be made by the broker, and a written agreement to the transaction must be furnished by the purchaser to the broker prior to the sale. In the event that a trading market should develop for the Company's shares, the Rule may have the effect of hampering the ability of shareholders to re-sell their shares.

       In addition, the Securities and Exchange Commission (the "Commission") has adopted rules that regulate broker-dealer practices in connection with transactions in "penny stocks." Broker-dealers are required, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prepared by the Commission that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer must also provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction, and must be given to the customer in writing before or with the customer's confirmation. Such disclosure requirements may have the effect of reducing the level of trading activity in the market for the Company's shares, in the event they are subject to the penny stock rules and in the event that a trading market should develop in the Company's shares (as to which no assurance can be given). Shareholders could therefore find it difficult to re-sell their shares.

Item 2.  Legal Proceedings.

       As of the date of the Form 10-SB, no legal proceedings are pending by or against the Company, nor, to Management's knowledge, have any legal proceedings been threatened.

Item 3.  Changes in and Disagreements With Accountants.

       None.

Item 4.  Recent Sales of Unregistered Securities.

       A total of 1,000,000 shares were issued on July 9, 1998, for consideration of $1,000 in incorporation expenses actually paid by the Company's counsel, Maureen Abato, who retained 150,000 of such shares and transferred 435,000 shares to Dzidedi Ofori, the Company's president, and 415,000 shares to Robert Capezzano, the Company's secretary-treasurer. These 1,000,000 shares were issued pursuant to Section 4(2) of the Securities Act of 1933, as amended.

       In July, 1999, the Company conducted an offering of its securities pursuant to and in reliance upon the exemption from registration provided by Rule 504, Regulation D of the Securities Act of 1933, as amended. A total of 15,000 shares were sold, at a price of $1.00 per share, to a total of sixteen
(16) investors, pursuant to an Offering Statement distributed to all potential investors prior to purchase. Such investors were not accredited investors. The Company conducted no advertising of its offering and there was no general solicitation of purchasers. The facts relied upon to make the exemption available included that the Company made adequate disclosure to the investors prior to sale in compliance with Rule 504; that both the manner of sale and the amount raised were within the limitations set forth in Rule 504; and that management made a determination, based upon a review of information contained in investor representation letters executed by all purchasers, that each investor was capable of understanding and evaluating the risks associated with a purchase of the Company's shares, and of making a reasonable determination to purchase the shares. All 15,000 shares were sold for cash consideration of $1.00 per share, and a total of $15,000 in cash proceeds was received by the Company. Of the 15,000 shares sold, 9,950 shares were sold to a total of nine investors in New York State; a total of 800 shares were sold to five investors in New Jersey; 250 shares were sold to one investor in Delaware, and 4,000 shares were sold to one investor in Florida.

Item 5.  Indemnification of Directors and Officers.

       The Company's Articles of Incorporation provide that no director or officer of the Company shall be personally liable to the Company or to any of its stockholders for damages for breach of fiduciary duty as a director or officer involving any act or omission of such officer or director, except for acts or omissions involving intentional misconduct, fraud or a knowing violation of law, or the payment of dividends in violation of Section 78.300 of the Nevada Revised Statutes. The Company's Bylaws provide that the Company shall indemnify its directors and officers, including former directors and officers, against expenses actually and necessarily incurred by them in connection with the defense of any action, suit or proceeding in which the directors or officers are made parties, by reason of being or having been such directors or officers, except in relation to matters as to which the director or officer shall be adjudged in such action, suit or proceeding to be liable for negligence or misconduct in the performance of duty.

       Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the Company, in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

       In the event that a claim for indemnification against such liabilities (other than payment by the Company of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act, and will be governed by the final adjudication of such issue.

                                    PART F/S

       Filed herewith are the registrant's audited financial statements for the year ending December 31, 1998, and for June 30, 1999 and July 31, 1999.

                                    PART III
Item 1.  Index to Exhibits.

           No. 2:              Charter and Bylaws - previously filed.
           No. 27.1            Financial Data Schedules - filed herewith.

Item 2.  Description of Exhibits.

       The Company's charter and bylaws have been previously filed; Financial Data Schedules are filed with this Amendment.

                                   SIGNATURES

           In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, on the date indicated below.


                                                  The Hathaway Corp.
                                                  ----------------------------


Date:        January 17, 2000                     By: /s/ Dzidedi Ofori
       ------------------------                       -------------------------
                                                      Dzidedi Ofori, President

                               THE HATHAWAY CORP.

                          AUDITED FINANCIAL STATEMENTS

                            JULY 31 AND JUNE 30, 1999
                              AND DECEMBER 31, 1998

                          AUDITED FINANCIAL STATEMENTS

                               THE HATHAWAY CORP.

                 JULY 31 AND JUNE 30, 1999 AND DECEMBER 31, 1998

                                TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
INDEPENDENT AUDITORS' REPORT .............................................   1

FINANCIAL STATEMENTS

  Balance Sheet ..........................................................   2

  Income Statement .......................................................   3

  Statement of Deficit Accumulated During the Development Stage ..........   4

  Statement of Cash Flows ................................................   5

  Notes to Financial Statements ..........................................  6-8

                    [ARNOLD BERMAN & COMPANY, LLP LETTERHEAD]

                          INDEPENDENT AUDITORS' REPORT


August 26, 1999


To the Shareholders
The Hathaway Corp.
c/o Maureen Abato, Esq.
2732 East 21st Street
Brooklyn, New York  11235

We have audited the accompanying balance sheet of The Hathaway Corp. as of July 31, 1999, June 30, 1999 and December 31, 1998 and the related statements of income, deficit accumulated during the development stage and cash flows for the periods July 9, 1998 (inception) to July 31, 1999, July 1 to July 31, 1999, January 1 to June 30, 1999 and July 9 (inception) to December 31, 1998. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Hathaway Corp. as of July 31, 1999, June 30, 1999 and December 31, 1998, and the results of its operations and its cash flows for the periods then ended in conformity with generally accepted accounting principles.


/s/ ARNOLD BERMAN & COMPANY, LLP
ARNOLD BERMAN & COMPANY, LLP
Certified Public Accountants
Hawthorne, New York

                               THE HATHAWAY CORP.
                         A DEVELOPMENT STAGE ENTERPRISE
                                 BALANCE SHEET

                                                         ASSETS
                                                         ------

                                                                       July 31,            June 30,          December 31,
                                                                         1999                1999                1998
                                                                      ----------          ----------          ----------
CURRENT ASSETS

  Cash                                                                $    7,980          $      -0-          $      -0-
                                                                      ----------          ----------          ----------

OTHER ASSETS

  Deferred Organizational Costs (Net of accumulated
    amortization of $0)                                                    1,000               1,000               1,000
                                                                      ----------          ----------          ----------

      TOTAL ASSETS                                                    $    8,980          $    1,000          $    1,000
                                                                      ==========          ==========          ==========



                                         LIABILITIES AND SHAREHOLDERS' EQUITY
                                         ------------------------------------

LIABILITIES
-----------
    Loan Payable                                                      $      -0-          $    1,200          $      -0-
                                                                      ----------          ----------          ----------

SHAREHOLDERS' EQUITY
--------------------

    Capital Stock, par value $0.001, 25,000,000 shares
      authorized, 1,015,000 outstanding at July 31, 1999
      and 1,000,000 at June 30, 1999 and December 31, 1998                 1,015               1,000               1,000
    Additional Paid-in Capital                                            13,320                 -0-                 -0-
    Deficit Accumulated During the Development Stage                      (5,355)             (1,200)                -0-
                                                                      ----------          ----------          ----------

        TOTAL SHAREHOLDERS' EQUITY                                         8,980                (200)              1,000
                                                                      ----------          ----------          ----------

        TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                    $    8,980          $    1,000          $    1,000
                                                                      ==========          ==========          ==========

SEE INDEPENDENT AUDITORS' REPORT
   AND ACCOMPANYING NOTES TO
     FINANCIAL STATEMENTS
                                      -2-

                               THE HATHAWAY CORP.
                         A DEVELOPMENT STAGE ENTERPRISE
                                INCOME STATEMENT
                                FOR THE PERIODS


                                       July 9, 1998           July 1            January 1             July 9
                                      (Inception) to            to                  to            (Inception) to
                                         July 31,            July 31,            June 30,          December 31,
                                           1999                1999                1999                1998
                                        ----------          ----------          ----------          ----------
REVENUES                                $      -0-          $      -0-          $      -0-          $      -0-
--------                                ----------          ----------          ----------          ----------

EXPENSES
--------

  Professional Fees                          2,000               2,000                 -0-                 -0-
  Directors' Fees                            2,000               1,000               1,000                 -0-
  Tools and Supplies                         1,000               1,000                 -0-                 -0-
  Meeting Expense                              155                 155                 -0-                 -0-
  Filing Fees                                  200                 -0-                 200                 -0-
                                        ----------          ----------          ----------          ----------

    TOTAL EXPENSES:                          5,355               4,155               1,200                 -0-
                                        ----------          ----------          ----------          ----------

  LOSS INCURRED DURING THE
    DEVELOPMENT STAGE                   $   (5,355)         $   (4,155)         $   (1,200)         $      -0-
                                        ==========          ==========          ==========          ==========

  PER SHARE INFORMATION
  ---------------------

    LOSS INCURRED DURING THE
      DEVELOPMENT STAGE                      (0.01)              (0.00)              (0.00)              (0.00)

SEE INDEPENDENT AUDITORS' REPORT
   AND ACCOMPANYING NOTES TO
     FINANCIAL STATEMENTS
                                      -3-

                               THE HATHAWAY CORP.
                         A DEVELOPMENT STAGE ENTERPRISE
         STATEMENT OF DEFICIT ACCUMULATED DURING THE DEVELOPMENT STAGE
                  FOR THE PERIOD JULY 9, 1998 TO JULY 31, 1999


                                                                                                      DEFICIT
                                                                                                    ACCUMULATED
                                                                                ADDITIONAL          DURING THE
                                                              COMMON             PAID-IN            DEVELOPMENT
                                          TOTAL               STOCK              CAPITAL               STAGE
                                        ----------          ----------          ----------          ----------
Issuance of Common Stock at
  Inception - July 9, 1998              $    1,000          $    1,000          $      -0-          $      -0-

Loss Incurred During the
  Development Stage                            -0-                 -0-                 -0-                 -0-

                                        ----------          ----------          ----------          ----------
Balance - December 31, 1998                  1,000               1,000                 -0-                 -0-

Deficit Accumulated During the
  Development Stage                         (1,200)                -0-                 -0-              (1,200)

                                        ----------          ----------          ----------          ----------
Balance - June 30, 1999                       (200)              1,000                 -0-              (1,200)

Initial Offering (Net)                      13,335                  15              13,320                 -0-

Capital Contribution                           -0-                 -0-                 -0-                 -0-

Loss Incurred During the
  Development Stage                         (4,155)                -0-                 -0-              (4,155)

                                        ----------          ----------          ----------          ----------
Balance - July 31, 1999                 $    8,980          $    1,015          $   13,320          $   (5,355)
                                        ==========          ==========          ==========          ==========

SEE INDEPENDENT AUDITORS' REPORT
   AND ACCOMPANYING NOTES TO
     FINANCIAL STATEMENTS
                                      -4-

                               THE HATHAWAY CORP.
                         A DEVELOPMENT STAGE ENTERPRISE
                            STATEMENTS OF CASH FLOWS
                              FOR THE PERIODS ENDED


                                       July 9, 1998           June 30           January 1             July 9
                                      (Inception) to            to                  to            (Inception) to
                                         July 31,            July 31,            June 30,          December 31,
                                           1999                1999                1999                1998
                                        ----------          ----------          ----------          ----------
OPERATING ACTIVITIES

  Loss Incurred During the
    Development Stage                   $   (5,355)         $   (4,155)         $   (1,200)         $      -0-

  Noncash Items Included in the Loss
    During the Development Stage:
    Expenses Paid on Behalf of the
      Corporation                            1,200                 -0-               1,200                 -0-
                                        ----------          ----------          ----------          ----------

NET CASH USED IN OPERATING
  ACTIVITIES                                (4,155)             (4,155)                -0-                 -0-
                                        ----------          ----------          ----------          ----------

FINANCING ACTIVITIES

  Repayment of Loan                         (1,200)             (1,200)                -0-                 -0-
  Issuance of Common Stock                  13,335              13,335                 -0-                 -0-
                                        ----------          ----------          ----------          ----------

NET CASH PROVIDED BY FINANCING
  ACTIVITIES                                12,135              12,135                 -0-                 -0-
                                        ----------          ----------          ----------          ----------

INCREASE IN CASH                             7,980               7,980                 -0-                 -0-

CASH - BEGINNING OF PERIOD                     -0-                 -0-                 -0-                 -0-
                                        ----------          ----------          ----------          ----------

CASH - END OF PERIOD                    $    7,980          $    7,980          $      -0-          $      -0-
                                        ==========          ==========          ==========          ==========

SUPPLEMENTAL SCHEDULE OF NONCASH
  FINANCING ACTIVITIES

  Incorporation Expenses Paid by
    Shareholders in Exchange For
    1,000,000 Shares of Common Stock    $    1,000          $      -0-          $      -0-          $    1,000

SEE INDEPENDENT AUDITORS' REPORT
   AND ACCOMPANYING NOTES TO
     FINANCIAL STATEMENTS
                                      -5-

                               THE HATHAWAY CORP.
                         A DEVELOPMENT STAGE ENTERPRISE
                          NOTES TO FINANCIAL STATEMENTS
                 JULY 31 AND JUNE 30, 1999 AND DECEMBER 31, 1998


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of The Hathaway Corp. (the Corporation) is presented to assist in understanding the Corporation's financial statements. The financial statements and notes are representations of the Corporation's management, which is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Nature of Activities

The Corporation was organized under the laws of the State of Nevada on July 9, 1998. It intends to develop and operate a handyman business. The services will include home repair, light construction, carpentry, furniture moving, picture and mirror hanging, yard work, and other related services.

The Corporation maintains, rent free, a mailing address at the office of its attorney at 2732 East 21st Street, Brooklyn, New York 11235.

Development Stage Enterprise

The Corporation is devoting substantially all of its efforts to establish a new business and planned principal operations have not commenced.

Basis of Accounting

The financial statements of the Corporation have been prepared on the accrual basis.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles includes the use of estimates that affect the financial statements. Accordingly, actual results could differ from those estimates.

Income Taxes

Due to the losses accumulated during the development stage, the Corporation has not provided for Federal income taxes.

                               THE HATHAWAY CORP.
                         A DEVELOPMENT STAGE ENTERPRISE
                          NOTES TO FINANCIAL STATEMENTS
                 JULY 31 AND JUNE 30, 1999 AND DECEMBER 31, 1998


NOTE 2 - CASH

The Corporation's attorney currently holds monies belonging to the Corporation in a non-interest bearing and noninsured account.

NOTE 3 - ORGANIZATIONAL COSTS

Initial costs incurred in the establishment of the Corporation have been deferred and will be amortized over five years once operations commence.

Pursuant to Financial Accounting Standards Board's Statement of Position 98-5, subsequent organization costs have been expensed as incurred.

NOTE 4 - COMMON STOCK

On July 9, 1998, the Corporation issued 1,000,000 shares of common stock. In July, 1999, the Corporation issued an additional 15,000 shares of common stock at $1 per share. Offering costs in the approximate amount of $1,665 have been charged to Additional Paid-in Capital.

NOTE 5 - RELATED PARTIES

The principal shareholders are officers of the Corporation who also provide legal and managerial services to the Corporation.

As anticipated in the offering plan the following fees have been paid to principal shareholders of the Corporation:

                                        July 9, 1998             July1             January 1             July 9
                                       (Inception) to             To                  To             (Inception) to
                                          July 31,             July 31,             June 30,           December 31,
                                            1999                 1999                 1999                 1998
                                      ----------------     ----------------     ----------------     ----------------
Advances to Officers
  For Tools/Supplies                  $        1,000       $          -0-       $        1,000       $          -0-
Officers' Fees                                 2,000                1,000                1,000                  -0-
Reimbursement to
  Attorney for Filing Fees                       200                  -0-                  200                  -0-
Legal Fees                                       500                  -0-                  -0-                  500

                               THE HATHAWAY CORP.
                         A DEVELOPMENT STAGE ENTERPRISE
                          NOTES TO FINANCIAL STATEMENTS
                 JULY 31 AND JUNE 30, 1999 AND DECEMBER 31, 1998


NOTE 5 - RELATED PARTIES (CONTINUED)

Existing shareholders received $1,000 in the form of common stock at $.001 per share for reimbursement of incorporation fees paid on the Corporation's behalf.

NOTE 6 - RISK FACTORS

The Corporation is in the early stages of development. Management believes that the net proceeds from the recent issuance of shares will be sufficient to implement its initial plan of operation. Continued operations, however, will depend on the Corporation's ability to succeed in a highly competitive industry with limited available resources.